Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated November 24, 2015 (except for Notes 2 and 18 as to which the date is February 16, 2016) with respect to the consolidated financial statements of Beacon Roofing Supply, Inc. (the “Company”) as of September 30, 2015 and September 30, 2014 and for the three-year period ended September 30, 2015, and our report dated November 24, 2015 with respect to the effectiveness of internal control over financial reporting of the Company as of September 30, 2015, in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-209548) and related prospectus of the Company for the registration of the Company’s 6.375% Senior Notes due 2023 and related subsidiary guaranty.

/s/ Ernst & Young LLP

McLean, Virginia
March 18, 2016